

S 16012082

SEC Mail Processing Section

FEB 26 2016

Washington DC 416

OMB APPROVAL
OMB NUMBER
EXPIRES: MARCH 31, 2016
ESTIMATED AVERAGE BURDEN HOURS PER RESPONSE – 12..00

FORM X-17A-5
PART III

SEC FILE NUMBER
8-49385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 5TH Avenue, 4th Floor
(No and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHELLEY LEONARD 310-907-5939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

Vail & Knauth, LLP
(Name - if individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212	RICHARDSON,	TEXAS	75080
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, SHELLEY LEONARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of IBS HOLDING CORPORATION DBA I-BANKERS SECURITIES, INC. as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) neither the company nor any stockholder, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:



Signature

President

Title

See attached

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3)

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2016,
by
(1) Shelley Leonard
(and (2) N/A),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public


GREG BERNARDO
Commission # 2007847
Notary Public - California
Los Angeles County
My Comm. Expires Feb 16, 2017

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation **Document Date:** 2/25/16

Number of Pages: 1 **Signer(s) Other Than Named Above:** NONE

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

CONTENTS



VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
IBS HOLDING CORPORATION
NEW YORK, NEW YORK

We have audited the accompanying statement of financial condition of **IBS HOLDING CORPORATION** (the "Company"), (a Texas Corporation), as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of **IBS HOLDING CORPORATION**'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **IBS HOLDING CORPORATION** as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Computation of Net Capital under Rule 15c3-1 of the SEC, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the SEC, and Information Relating to Possession or Control Requirements under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of **IBS HOLDING CORPORATION** financial statements. The supplemental information is the responsibility of **IBS HOLDING CORPORATION**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Vail + Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 19, 2016

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets

Cash	$ 1,039,631
Deposit with clearing organization	50,000
Receivables:	
Clearing organizations	54,413
Stockholders	774,513
Other assets	222,480
Total Assets	$ 2,141,037

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 145,265
Payable to clearing organizations	3,520
Total Liabilities	148,785
Stockholder's Equity	
Common stock, 110,000 shares of $.01 par value authorized, 52,954 shares issued and outstanding	530
Additional capital	433,206
Retained earnings	1,558,516
Total Stockholder's Equity	1,992,252
Total Liabilities and Stockholder's Equity	$ 2,141,037

The accompanying notes are an integra part of the financial statements

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions	$ 424,677
Management and consulting	2,693,606
Trading gains (losses)	(18,785)
Interest income	553
Other revenue	63,000
Net Revenues	3,163,051
Costs and Expenses:	
Salaries and payroll taxes	131,801
Occupancy costs	47,991
Other operating expenses	1,494,391
Total Costs and Expenses	1,674,183
Operating Income	1,488,868
Other Expense:	
Interest expense	107,727
Net income before provision for income taxes	1,381,141
Provision for income taxes	481,787
Net income before benefit from prior years' tax loss	899,354
Benefit from prior years' tax loss carry forward	481,787
Net Income	$ 1,381,141

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Operating Activities	
Net income	$ 1,381,141
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in receivables:	
Clearing organizations	(5,009)
Stockholders	(593,968)
Increase in other assets	(222,480)
Decrease in prepaid expenses	978
Increase in accounts payable	139,656
Increase in payable to clearing organizations	3,520
Net cash used in operating activities	703,838
Cash at December 31, 2014	335,793
Cash at December 31, 2015	$ 1,039,631

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Capital	Retained Earnings	Total
Balances at December 31, 2014	$ 530	$ 433,206	$ 177,375	$ 611,111
Net Income	-	-	1,381,141	1,381,141
Balances at December 31, 2015	$ 530	$ 433,206	$ 1,558,516	$ 1,992,252

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2015

Balance at December 31, 2014	$ -
Increases	-
Decreases	-
Balance at December 31, 2015	$ -

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

A. COMPANY:

IBS HOLDING CORPORATION was incorporated on June 6, 1996 in Texas. The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Marketable Securities** - Marketable securities are valued using level one inputs to calculate fair value. The resulting difference between cost and fair value is included in income.

4. **Equipment** - Equipment is stated at cost less accumulated depreciation, which is provided by charges to income over estimated useful lives using accelerated methods.

5. **Income Taxes** - The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

   This method prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2015, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The federal and state income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

6. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair Value Measurement - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets and liabilities in the balance sheet approximate fair value.

D. CONCENTRATION OF CREDIT RISKS:

The Company regularly has amounts on deposit with a financial institution located in north Texas that exceed insurance limits. The Company has not experienced any losses related to these deposits. At December 31, 2015, there was no deposits in excess of insured amounts.

(Continued)

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,065,367, which was $965,367 in excess of its required net capital of $100,000. The Company's ratio of aggregated indebtedness to net capital was .14 to 1.

F. MAJOR SOURCES OF REVENUES:

For the year ended December 2015, approximately 90% of revenues were from sources located in Europe.

G. LEASING ARRANGEMENTS:

For the year ended December 31, 2015, rental payments on operating leases for office facilities totaled $47,991. At December 31, 2015, the Company had no lease commitments extending beyond one year.

H. AFFILIATED ENTITIY:

An entity, affiliated through common ownership and management, provides internet listings for the Company. Payments to the affiliated entity totaled $155,785 during the year ended December 31, 2015.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2015

Schedule I

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Computation of Net Capital:

Total stockholders' equity qualified for net capital	$	1,992,252
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		1,992,252
Deductions and/or charges:		
Non-allowable assets		914,513
Net capital before haircuts on securities positions		1,077,739
Haircuts on Money Market Fund (computed, where applicable, persuant to rule 15c3-1(f)		12,372
Net Capital	$	1,065,367
Aggregate Indebtedness	$	148,785

Schedule I

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2015

Computation of Basic Capital Requirement:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	9,919
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement (greater of above two minimum requirement amounts)	$	100,000
Net capital in excess of required minimum	$	965,367
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	945,367
Ratio of aggregate indebtedness to net capital		.14 to 1

Reconciliation with Company's Computation

Net capital, as reported in Company's Part II (Unaudited) Focus report	$	1,065,367
Audit adjustment		-
Net capital	$	1,065,367

Schedule II

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

EXEMPTIVE PROVISIONS

The Company is exempt from the reserve requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii), in which all transactions are cleared through another broker-dealer on a fully disclosed basis,

Company's clearing firm: COR Clearing, LLC

Schedule III

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

IBS HOLDING CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2015



VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
IBS HOLDING CORPORATION
NEW YORK, NEW YORK

We have reviewed management's statements, included in the accompanying **IBS HOLDING CORPORATION** Exemption Report, in which (1) **IBS HOLDING CORPORATION** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **IBS HOLDING CORPORATION** claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) **IBS HOLDING CORPORATION** stated that **IBS HOLDING CORPORATION** met the identified exemption provisions throughout the most recent fiscal year without exception. **IBS HOLDING CORPORATION**'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **IBS HOLDING CORPORATION**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Vail + Knauth, LLP

Vail & Knauth, LLP

Richardson, Texas
February 19, 2016

Insert

IBS HOLDING CORPORATION

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

YEAR ENDED DECEMBER 31, 2015



VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors and Shareholders
IBS HOLDING CORPORATION
NEW YORK, NEW YORK

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by **IBS HOLDING CORPORATION** (the Company), and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check detail and accounts payable detail at December 31, 2015) noting no differences;

2) Compared the amounts reported on the audited financials, accompanying Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balances detail, quarterly Focus reports), noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance detail and quarterly Focus reports) supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 – P.O. Box 1859
Springtown, TX 76082
(817) 220-8700

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Vail + Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 19, 2016

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

535 5th Avenue, 4th Floor

New York NY 10017

Exemption Report

IBS Holding Corporation dba I-Bankers Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii)throughout the period January 1, 2015 to December 31, 2015 without exception.

IBS Holding Corporation dba I-Bankers Securities, Inc.

I, Shelley Leonard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

President

February 19, 2016